Exhibit 99.4

Condensed Separate Interim Financial Information
March 31, 2012 (Unaudited)

The information contained in these financial reports constitutes a translation of the financial reports published by the
Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at March 31, 2012 (Unaudited)

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

To:
The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” -The Israel Telecommunication Corporation Ltd. (hereinafter- “the Company”) as of March 31, 2012 and for the three month period then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information for this period based on our review.

We did not review the separate interim financial information from the financial statements of investee companies in which the investments amounted to NIS 193 million as of March 31, 2012, and the Company’s share in the profit from these investee companies amounted to NIS 64 million for the three month period then ended. The financial statements of those companies were reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the said review reports of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we will become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the abovementioned separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 4.

Somekh Chaikin
Certified Public Accountants (Isr.)

May 8, 2012

Condensed Separate Interim Financial Information as at March 31, 2012 (Unaudited)

Condensed Interim Statements of Financial Position

	March 31, 2012	March 31, 2011		December 31, 2011
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Assets
Cash and cash equivalents	663	444		1,096
Investments, including derivatives	1,291	13	*	940
Trade receivables	783	738		731
Other receivables	251	156		212
Inventories	17	9		13
Loans and guarantees granted to investees	599	179	*	546
Assets classified as held for sale	25	20		23
Total current assets	3,629	1,559		3,561

Investments, including derivatives	79	95		77
Trade and other receivables	110	217		116
Property, plant and equipment	4,369	4,157		4,319
Intangible assets	384	289		368
Investments in investees	6,512	6,399	*	6,303
Loans and guarantees granted to investees	1,685	877	*	1,256
Deferred tax assets	178	292		216
Total non-current assets	13,317	12,326		12,655

Total assets	16,946	13,885	16,216

Condensed Separate Interim Financial Information as at March 31, 2012 (Unaudited)

	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	679	999	757
Trade payables	222	150	177
Other payables, including derivatives	703	800	592
Current tax liabilities	424	260	361
Deferred income	33	21	28
Provisions (Note 4)	157	239	163
Employee benefits	317	496	351
Dividend payable	982	984	971
Total current liabilities	3,517	3,949	3,400

Debentures	5,031	2,389	5,034
Bank loans	3,996	2,523	3,996
Employee benefits	184	222	182
Deferred and other income	37	5	30
Dividend payable	935	1,827	924
Total non-current liabilities	10,183	6,966	10,166

Total liabilities	13,700	10,915	13,566

Equity
Share capital	3,830	3,803	3,826
Share premium	80	-	68
Reserves	606	550	608
Deficit	(1,270)	(1,383)	(1,852)
Total equity	3,246	2,970	2,650

Total liabilities and equity	16,946	13,885	16,216

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

* Reclassified See Note 1.3.

Date of approval of the financial statements: May 08, 2012

The accompanying notes to the condensed separate interim financial information are an integral part thereof.

Condensed Separate Interim Financial Information as at March 31, 2012 (Unaudited)

Condensed Interim Information of Income

	For the three-month period ended		For the year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues (Note 2)	1,199	1,178	4,648

Cost of Operations
Depreciation and amortization	178	162	688
Salaries	267	284	1,089
Operating and general expenses (Note 3)	237	271	1,074
Other operating expenses (income), net	(22)	250	139
	660	967	2,990

Operating profit	539	211	1,658
Financing expenses (income)
Financing expenses	120	80	531
Finance revenues	(71)	(54)	(291)
Financing expenses, net	49	26	240

Profit after financing expenses, net	490	185	1,418
Share in earnings of investees, net	254	284	1,001
Profit before income tax	744	469	2,419
Income tax (see Note 5.4)	162	62	353
Profit for the period	582	407	2,066

The accompanying notes to the condensed separate interim financial information are an integral part thereof.

Condensed Separate Interim Financial Information as at March 31, 2012 (Unaudited)

Condensed Interim Statements of Comprehensive Income

	For the three-month period ended		For the year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit for the period	582	407	2,066
Items of other comprehensive income
Actuarial gains (losses) net of tax	-	-	28
Other items of comprehensive income (loss) for the period, net of tax	-	-	3
Other comprehensive income (loss), net of tax in respect of investees	(6)	-	4
Other comprehensive income (loss), net of tax	(6)	-	35

Total comprehensive income for the period	576	407	2,101

The accompanying notes to the condensed separate interim financial information are an integral part thereof.

Condensed Separate Interim Financial Information as at March 31, 2012 (Unaudited)

Condensed Interim Statements of Cash Flows

	For the three-month period ended		For the year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	582	407	2,066
Adjustments:
Depreciation	157	144	613
Amortization of intangible assets	21	18	75
Share in the profits of equity-accounted investees, net	(254)	(284)	(1,001)
Financing expenses, net	52	29	243
Capital gain, net	(24)	(44)	(181)
Share-based payment transactions	20	41	165
Income tax expenses	162	62	353

Change in inventory	(5)	6	2
Change in trade and other receivables	(71)	3	95
Change in trade and other payables	90	(85)	(80)
Change in provisions	(5)	10	(67)
Change in employee benefits	(32)	226	79
Change in deferred income	7	-	27
Expenses (income) for derivatives, net	5	(2)	(21)

Net cash from (used in) operating activities with respect to transaction with investees	8	(35)	(34)

Net income tax paid	(62)	(77)	(228)
Net cash from operating activities	651	419	2,106

Cash flow used in investing activities
Investment in intangible assets	(36)	(30)	(167)
Proceeds from the sale of property, plant and equipment	46	187	228
Acquisition of financial assets held for trading	(1,100)	(8)	(2,850)
Proceeds from the sale of financial assets held for trading:	750	-	1,961
Purchase of property, plant and equipment	(233)	(289)	(998)
Proceeds (payment) for derivatives	4	(11)	(5)
Proceeds from disposal of investments and long-term loans	(3)	1	7
Interest and dividends received	2	2	33
Net cash from (used in) investing activities with respect to transactions with investees	(403)	219	507

Net cash from (used in) investing activities	(973)	71	(1,284)

The accompanying notes to the condensed separate interim financial information are an integral part thereof.

Condensed Separate Interim Financial Information as at March 31, 2012 (Unaudited)

Condensed Interim Statements of Cash Flows (contd.)

	For the three-month period ended		For the year ended
	March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Cash flows used in financing activities
Bank loans received	-	-	2,200
Issue of debentures	-	-	3,092
Repayment of bank loans	(77)	-	(600)
Repayment of debentures	-	(25)	(702)
Dividend paid	-	-	(3,155)
Interest paid	(34)	(20)	(346)
Net proceeds (payment) for derivatives	-	-	(1)
Proceeds from exercise of options	-	4	21
Net cash used for investment activities with respect to transactions with investees	-	(203)	(433)
Net cash from (used in) financing activities	(111)	(244)	76

Increase (decrease) in cash and cash equivalents	(433)	246	898
Cash and cash equivalents at the beginning of the period	1,096	198	198
Cash and cash equivalents at the end of the period	663	444	1,096

The accompanying notes to the condensed separate interim financial information are an integral part thereof.

Condensed Separate Interim Financial Information as at March 31, 2012 (Unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

The Company – "Bezeq" The Israel Telecommunication Corporation Ltd.

Investee, the Group, Subsidiary, Interested Party - as these terms are defined in the Company's consolidated financial statements for 2011.

1.2	Principles for preparing financial information

The condensed separate interim financial information is presented in accordance with Article 38(D) of the Securities Regulations (Periodic and Immediate Reports), 1970 and do not include all the information required under Article 9(C) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports), 1970 with respect to the separate financial information of the corporation. It should be read in conjunction with the separate financial statements for the year ended December 31, 2011 and in conjunction with the condensed interim consolidated financial statements as of March 31, 2012 ("the Consolidated Financial Statements").

The accounting policies for this condensed separate interim financial information are in accordance with the accounting policies specified in the separate financial information as of December 31, 2011 and for the year then ended.

1.3	Some of the amounts in the comparative information were reclassified to the relevant sections in the financial statements for the current period.

2.	Revenue

	Three months		Year ended
	ended March 31		December 31
	2012	2011	2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Fixed-line telephony	588	617	2,393
Internet - infrastructure	296	265	1,092
Transmission and data communication	245	228	931
Other services	70	68	232
	1,199	1,178	4,648

Condensed Separate Interim Financial Information as at March 31, 2012 (Unaudited)

3.	General and operating expenses

				Year
	Three months			ended
	ended March 31			December 31
	2012	2011		2011
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Interconnectivity and payments to communication operators	75	79	*	314
General and marketing expenses**	8	47	*	194
Terminal equipment and materials	24	22		89
Maintenance of buildings and sites	63	62		247
Services and maintenance by sub-contractors	20	20		76
Vehicle maintenance expenses	19	21		78
Royalties and others	28	20		76
	237	271		1,074

*	Reclassified
**
See Note 12.2 to the consolidated financial statements with regard to a settlement arrangement between the Company and the Ministry of Communications concerning the State of Israel government authorities claim for payment of frequency fees in Judea, Samaria and Gaza. Following the settlement, in the reporting period, the Company reduced liabilities for frequency fees and decreased operating and general expenses by NIS 37 million and financing expenses by NIS 13 million.

4.	Contingent liabilities

During the normal course of business, legal claims were filed against the Company or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions in the amount of NIS 157 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the Company's managements, the amount of additional exposure, as of March 31, 2012, due to claims filed against the Company on various matters and which are unlikely to be realized, is NIS 2.1 billion with an additional amount of NIS 621 million for claims which at this stage cannot yet be assessed (of which NIS 361 million is for claims filed against the Company and other related companies, without details concerning the amount claimed from each of the defendants).

The foregoing amounts are linked to the CPI and are before the addition of interest.

In addition, there are other claims for which the Company has additional exposure beyond the aforesaid, which cannot be quantified as the exact amount of the claim is not stated in the claim.

For further information pertaining to contingent liabilities see Note 5 to the consolidated statements, contingent liabilities.

Condensed Separate Interim Financial Information as at March 31, 2012 (Unaudited)

5.	Material agreements and transactions with investees during the reporting period and thereafter

5.1
On March 29, 2012 the Company provided a loan in the amount of NIS 440 million for Pelephone Communications Ltd. ("Pelephone"). The loan bears fixed annual interest of 5.7%. The loan will be repaid in ten equal annual installments commencing March 15, 2013.

5.2
On March 29, 2012 the Company provided a loan in the amount of NIS 40 million for Bezeq International Ltd. ("Bezeq International"). The loan bears fixed annual interest of 4.7%. The loan will be repaid in five equal annual installments commencing March 15, 2013.

5.3
On January 17, 2012 the Company provided a loan in the amount of NIS 3 million for Bezeq Online Ltd. ("Bezeq Online"). The loan bears fixed annual interest of 4.2%. The loan will be repaid in ten equal annual installments commencing January 17, 2013.

5.4
In February 2012 Stage One Venture Capital Fund (Israel) L.P. ("the Fund") signed an agreement to sell its entire holding in Traffix Communications Systems Ltd. In March 2012 the Company received its share in the profits of the Fund, in an amount of NIS 80 million.  The profits from the sale are included in the profits of equity accounted investees, and taxed in the Company. Consequently, the tax expenses include tax expenses for these profits.

5.5	On May 2, 2012 the board of directors of Pelephone resolved to distribute a dividend in the amount of NIS 466 million in May 2012.

5.6	On May 3, 2012 the board of directors of Bezeq International resolved to distribute a dividend in the amount of NIS 90 million in May 2012.